UNITED STATES
                 SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C.  20549
                  FORM U-12(I)-B (ANNUAL STATEMENT)
                         Calendar Year 2001

STATEMENT PURSUANT TO SECTION 12(I) OF PUBLIC UTILITY HOLDING COMPANY
ACT OF 1935 BY A PERSON REGULARLY EMPLOYED OR RETAINED BY A REGISTERED HOLDING COMPANY OR A SUBSIDIARY THEREOF AND WHOSE EMPLOYMENT CONTEMPLATES ONLY ROUTINE EXPENSES AS SPECIFIED IN RULE U-71(b)
(To be filed in DUPLICATE. If acknowledgment is desired, file in triplicate.)

1. Name and business address of person filing statement.

   Jerry W. Yelverton
   1340 Echelon Parkway
   Jackson, MS  39213

2. Names and business addresses of any persons through whom the undersigned proposes to act in matters included within the exemption provided by paragraph (b) of Rule U-71.

   None

3. Registered holding companies and subsidiary companies by which the undersigned is regularly employed or retained.

   Refer to companies listed in Item 4

4. Position or relationship in which the undersigned is employed or retained by each of the companies named in Item 3, and brief description of nature of services to be rendered in each such position or relationship.

   Executive Vice President and Chief Nuclear Officer
   Entergy Services, Inc.

   Director, Chairman of the Board and Chief Executive Officer
   Entergy Operations, Inc.

   Director and Chairman of the Board and President and Chief
   Executive Officer
   System Energy Resources, Inc.
   Entergy Nuclear, Inc.
   Entergy Nuclear Generation Company
   Entergy Nuclear Holding Company #1
   Entergy Nuclear New York Investment Company I
   Entergy Nuclear New York Investment Company II

   Director, President and Chief Executive Officer
   Entergy Nuclear Operations, Inc.
   Entergy Nuclear Holding Company
   Entergy Nuclear Holding Company #3
   Entergy Nuclear New York Investment Company III
   Entergy Nuclear Fuels Company
   Entergy Nuclear New Hampshire Investment Company, Inc.

   President and Chief Executive Officer
   Entergy Nuclear Fitzpatrick, LLC
   Entergy Nuclear Nine Mile, LLC
   Entergy Nuclear Indian Point 2, LLC
   Entergy Nuclear Indian Point 3, LLC

   Director and Chairman
   TLG Services, Inc.

   Director
   Entergy Retail Holding Company

   Assistant Secretary
   Entergy Retail Louisiana LLC - A
   Entergy Retail Louisiana LLC - B


   My duties may include, from time to time, presenting, advocating or opposing matters affecting Entergy Corporation and its subsidiary companies before Congress and members and committees thereof, and before this Commission and the Federal Energy
   Regulatory Commission and members, officers and employees of such Commissions.

   The services required to be described in this form under Section 12(i) of the Public Utility Holding Company Act of 1935 are incidental to the undersigned's primary and principal duties and, although such services vary in extent from time to time, they represent overall only a comparatively minor portion of the total services rendered

5( Compensation received during the prior year and to be received a) during the calendar year by the undersigned or others, directly or indirectly, for services rendered by the undersigned, from each of the companies designated in Item 3. (Use column (a) as supplementary statement only.)

                     Salary or other compensation
        Name of      During Prior    To be    Person or company
       Recipient         Year      received  from whom received
                         (a)          (b)     or to be received
    J. W. Yelverton   $4,250.00* $4,420.00**  Entergy Services, Inc.

5( Basis for compensation if other than salary.
b)

6. (To be answered in supplementary statement only. See instructions.) Expenses incurred by the undersigned or any person named in Item 2, above, during the calendar year in connection with the activities described in Item 4, above, and the source or sources of reimbursement for same.

   (a) Total amount of routine       $744.96
       expenses charged to client:
   (b) Itemized list of all other    No other expenses
       expenses:

In accordance with the provisions of subdivision (c) of Rule U-71, the undersigned files this statement as a combined renewal of the advance statement filed by the undersigned January 1999 and as a supplemental statement to such advance statement.


(Signed)   /s/ Jerry W. Yelverton  Dated:  January 18, 2001

 * Estimate 1% of time spent communicating with a member of Congress, FERC Staff, SEC or SEC Staff.
** This is an estimate.